Change in Auditor

In March 2017, following a competitive review of independent registered public accounting firms,
KPMG LLP ("KPMG") ceased to act as the independent registered public accounting firm to the Trust and the Board of Trustees approved the engagement of Cohen & Company, Ltd. as the new independent registered public accounting firm for the Funds' fiscal year ending December 31, 2017.
The Audit Committee of the Trust had previously approved the change in auditors at a meeting held on
March 23, 2017, subject to the vote of the Board of Trustees.

There were no disagreements between the Trust and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the disagreements in its report on the financial statements, had one been prepared. In addition, there were no reportable events of the kind described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During this period, neither the Trust nor anyone on its behalf consulted KPMG concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements or (ii) the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a) (1) (v) of said Item 304).